Exhibit 99.1

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                                  PRESS RELEASE
                              For Immediate Release

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                   CAPITAL ENVIRONMENTAL COMPLETES FLORIDA AND
            ARIZONA ACQUISITIONS AND OBTAINS $220 MILLION FINANCING

BURLINGTON, ON (January 5, 2004) - Capital Environmental Resource Inc. (Nasdaq:
CERI) today announced that it had, through its wholly owned subsidiary, Waste Services, Inc., completed the first phase of its previously announced acquisition of the Northern and Central Florida operations of Allied Waste Industries, Inc. (NYSE: AW) on December 31, 2003. The acquisition was financed through a new U.S. $220 million Senior Secured Credit facility arranged by Lehman Brothers Inc. and funded through Lehman Commercial Paper Inc. The new facility is comprised of a U.S. $195 million term loan and a revolving credit facility of U.S. $25 million. Initial borrowings under this facility were used to finance the acquisition, repay Capital's existing senior credit facility and pay related fees and expenses.

The first phase of the previously announced acquisition of the Northern and Central Florida operations of Allied includes the assets for which all required consents and approvals had been obtained as of December 31, 2003. The Company expects to obtain all the remaining consents and approvals necessary to complete the remainder of the acquisition during the first quarter of 2004, which will be financed with proceeds from the new senior credit facility. Together with the remaining assets to be acquired, the Allied operations include 5 collection companies, 2 landfills, 4 recycling facilities and 3 transfer station operating contracts. The revenue and net income of the acquired businesses were approximately U.S. $90.6 million and $11.1 million, respectively, for the year ended December 31, 2002. These operations service approximately 14,500 commercial and industrial customers and approximately 233,000 residential customers, have approximately 530 employees, and operate approximately 325 vehicles. The primary markets serviced by the operations are in Tampa, Sarasota and Jacksonville.

Separately, Capital announced that, effective December 31, 2003, it completed the acquisition of the assets of Horizon Waste Systems of Arizona, Inc., a solid waste collection business operating in the greater Phoenix, Arizona metropolitan area with annual revenue of approximately U.S. $8.5 million. The purchase price included cash of U.S. $4.5 million and 600,000 shares of Capital common stock. The majority of the disposal volume generated by Horizon will be internalized with Capital's previously announced Arizona landfill and transfer station acquisitions now scheduled to open in the second half of 2004.

David Sutherland-Yoest, Capital's Chairman and Chief Executive Officer said:
"With the completion of the Florida and Arizona acquisitions, and the opening of the Omni Landfill, now scheduled for January 2004, we are continuing to build on our vertical integration strategy in each of these markets."


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For information contact:
Ron Rubin
Executive Vice President, Chief Financial Officer
480-281-1823

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                   Safe Harbor for Forward-Looking Statements

Certain matters discussed in this press release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements describe the company's future plans, objectives and goals. These forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from the plans, objectives and goals set forth in this press release. Factors which could materially affect such forward-looking statements can be found in Capital's periodic reports filed with the Securities and Exchange Commission, including risk factors detailed in Capital's Form 20-F/A for the year ended December 31, 2002. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

The forward-looking statements made in this press release are only made as of the date hereof and Capital undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Capital Environmental Resource Inc. is a regional integrated solid waste services company that provides collection, transfer, disposal and recycling services in North America. The Company's web site is www.capitalenvironmental.com